EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Nine Months Ended
	September 30, 2018	October 1, 2017
Earnings:

Income before income taxes	$1,066,091	$850,279

Add (deduct):

Fixed charges	122,523	85,075
Amortization of capitalized interest	853	759
Capitalized interest	(3,876)	(2,892)

Earnings as adjusted	$1,185,591	$933,221

Fixed Charges:

Interest expensed and capitalized	$109,156	$75,030
Amortization of deferred debt issuance costs	1,773	1,178
Portion of rents representative of the interest factor (a)	11,594	8,867

Total fixed charges	$122,523	$85,075

Ratio of earnings to fixed charges	9.68	10.97

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.